[redacted]

AB 3/7

08028563

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 112

| SEC FILE NUMBER |
|---|
| 8- 38815 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devon Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Mill Street
(No. and Street)

Rochester (City) NY (State) 14614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan B. Wilson (585) 777-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robinson & Gordon, CPA's, PC.
(Name – *if individual, state last, first, middle name*)

95 Allens Creek Rd. Bldg. 1, Suite 202 Rochester, NY 14618
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 24 2008

THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Susan B. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devon Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVON SECURITIES, INC.
ROCHESTER, NEW YORK
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2007 AND 2006

**ROBINSON & GORDON**
*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

## CONTENTS

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

ROBINSON & GORDON

**R & G**

*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

Members of
the American
Institute of
Certified
Public
Accountants

## INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statement of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2007 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Devon Securities, Inc. as of December 31, 2006 were audited by other auditors, whose report dated February 21, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 26, 2008



95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

## DEVON SECURITIES, INC.

## STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash including interest-bearing account | $ 1,317 | $ 4,379 |
| Commissions receivable | 9,421 | 7,481 |
| Prepaid expenses | 370 | 370 |
| TOTAL CURRENT ASSETS | $ 11,108 | $ 12,230 |
| **LIABILITY AND SHAREHOLDER'S EQUITY** | | |
| **CURRENT LIABILITY** | | |
| Accrued expenses | $ 2,561 | $ 2,835 |
| **SHAREHOLDER'S EQUITY** | | |
| Common stock, $750 stated value: | | |
| Authorized, 200 shares | | |
| Issued and outstanding, 10 shares | 7,500 | 7,500 |
| Additional paid – in capital | 25,890 | 19,945 |
| Accumulated deficit | (24,843) | (18,050) |
| | 8,547 | 9,395 |
| | $ 11,108 | $ 12,230 |

The accompanying notes are an integral part of these financial statements.

## DEVON SECURITIES, INC.

## STATEMENTS OF INCOME

| | Year ended December 31, 2007 | 2006 |
|---|---|---|
| Commission income: | | |
| Mutual funds | $ 5,031 | $ 5,611 |
| Other securities | 44,983 | 29,110 |
| | 50,014 | 34,721 |
| Operating expenses: | | |
| Dues, licenses and fees | 965 | 1,171 |
| Office | 344 | 300 |
| Legal and professional | 2,906 | 3,075 |
| Franchise tax | 100 | 100 |
| Rent | 540 | 787 |
| Telephone | 541 | 537 |
| Penalties and fines | --- | 100 |
| | 5,396 | 6,070 |
| INCOME FROM OPERATIONS | 44,618 | 28,651 |
| Other income (expense): | | |
| Interest income | 90 | 137 |
| Write-down of non-marketable securities | --- | (825) |
| NASD rebate resulting from merger with FINRA | 35,000 | --- |
| | 35,090 | (688) |
| NET INCOME | $ 79,708 | $ 27,963 |
| Net income per share of common stock, based upon common shares outstanding | $ 7,970.80 | $ 2,796.30 |

The accompanying notes are an integral part of these financial statements.



ROBINSON & GORDON
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

# DEVON SECURITIES, INC.

## STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

## YEARS ENDED DECEMBER 31, 2007 AND 2006

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED DEFICIT | TOTAL SHAREHOLDER'S EQUITY |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ 7,500 | $ 17,761 | $ (14,983) | $ 10,278 |
| Net income | --- | --- | 27,963 | 27,963 |
| Shareholder's contributions | --- | 2,184 | --- | 2,184 |
| Shareholder's distributions | --- | --- | (31,030) | (31,030) |
| **BALANCE AT DECEMBER 31, 2006** | 7,500 | 19,945 | (18,050) | 9,395 |
| Net income | --- | --- | 79,708 | 79,708 |
| Shareholder's contributions | --- | 5,945 | --- | 5,945 |
| Shareholder's distributions | --- | --- | (86,501) | (86,501) |
| **BALANCE AT DECEMBER 31, 2007** | $ 7,500 | $ 25,890 | $ (24,843) | $ 8,547 |

( ) Deductions

The accompanying notes are an integral part of these financial statements.

# DEVON SECURITIES, INC.

## STATEMENTS OF CASH FLOWS

| | Year ended December 31, 2007 | 2006 |
|---|---|---|
| **CASH FLOWS – OPERATING ACTIVITIES** | | |
| Net income for the year | $ 79,708 | $ 27,963 |
| Adjustments to reconcile net income to net cash provided from operating activities: | | |
| Write-down of non-marketable securities | --- | 825 |
| Rent | 540 | 787 |
| Telephone | 541 | 537 |
| Other expenses | 364 | 860 |
| Change in certain assets and liability affecting operations: | | |
| Commissions receivable | (1,940) | (4,233) |
| Prepaid expenses | --- | 277 |
| Accrued expenses | (274) | 1,975 |
| NET CASH PROVIDED FROM OPERATING ACTIVITIES | 78,939 | 28,991 |
| **CASH FLOWS – FINANCING ACTIVITIES** | | |
| Shareholder's contribution to additional paid-in capital | 4,500 | --- |
| Shareholder's distribution | (86,501) | (31,030) |
| NET CASH UESED FOR FINANCING ACTIVITIES | (82,001) | (31,030) |
| NET DECREASE IN CASH | (3,062) | (2,039) |
| Cash at beginning of year | 4,379 | 6,418 |
| CASH AT END OF YEAR | $ 1,317 | $ 4,379 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

| | 2007 | 2006 |
|---|---|---|
| Non-cash operating and financing activity - Rent, telephone and legal and professional service contributed to the Company | $ 1,081 | $ 2,184 |

The accompanying notes are an integral part of the financial statements.

## NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*The Company*
The Company was incorporated on July 8, 1987, in the state of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

*Estimates*
Although the preparation of financial statements often requires estimating some information, estimates were not necessary to prepare the accompanying financial statements.

*Revenue recognition*
Commission revenue is recorded on a trade date basis.

*Income taxes*
The Company is an S Corporation under the provisions of the Internal Revenue Code and New York State Tax Code. Under these provisions, the Company will not pay federal and New York State income taxes on its income. Instead, the shareholder is liable for individual federal and New York State income taxes based on the Company's taxable income.

However, New York State imposes a minimum franchise tax, as reflected in the accompanying statements of income.

## NOTE B: RELATED PARTY

Devon Securities, Inc. (Devon) operates from the offices of another company related through common ownership. Commencing in January 2004, by agreement with the related company, Devon is required to pay for one-third of the rent and telephone expense relating to the shared facilities. Prior to January 2004, Devon was not required to pay any such expense.

## NOTE C: NON-MARKETABLE SECURITIES

The Company purchased warrants in the NASDAQ STOCK MARKET, INC. These securities were not publicly traded. The Company purchased 300 warrants in 2002 at a price of $11 per warrant. Warrants to purchase 300 shares expired in June of 2006, 2005, 2004 and 2003. Accordingly, the Company wrote-down its original investment of $3,300 by $825 for each of the years ended December 31, 2006, 2005, 2004 and 2003.

## NOTE D: NET CAPITAL REQUIREMENTS

As required by Securities Regulations, the Company has calculated its Net Capital, as defined by Rule 15c3-1, and its Required Net Capital as of December 31, 2007 and 2006. The net capital as of December 31, 2007 and 2006, was $7,658 and $8,568, respectively. The required net capital was $5,000 at both December 31, 2007 and 2006.

## DEVON SECURITIES, INC.

## SUPPLEMENTARY INFORMATION

ROBINSON & GORDON
R & G
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

Members of the American Institute of Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder
Devon Securities, Inc.

We have audited the accompanying financial statements of Devon Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008, as presented on page 3 hereof. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. (Also, see the last sentence of the first paragraph on page 3 related to the 2006 audit.) The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 11 and 12 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 26, 2008



95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

## DEVON SECURITIES, INC.

## SUPPLEMENTAY INFORMATION

| | Year ended December 31, 2007 | 2006 |
|---|---|---|
| **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1** | | |
| Total shareholder's equity per accompanying statements of financial condition | $ 8,547 | $ 9,395 |
| Deduct assets excluded from computation of net capital under Rule 15c3-1(c)(2)(iv)(A) and Rule 15c3-1(f): | | |
| Prepaid expenses | 370 | 370 |
| Over 30 day receivables | 519 | 457 |
| | 889 | 827 |
| NET CAPITAL | $ 7,658 | $ 8,568 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| (1) Minimum net capital at 6 2/3% of aggregate indebtedness | $ 171 | $ 189 |
| (2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2) | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of (1) or (2) above) | $ 5,000 | $ 5,000 |
| Excess net capital (net capital less net capital requirement) | $ 2,658 | $ 3,568 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ 7,402 | $ 8,284 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Accrued expenses | $ 2,561 | $ 2,835 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 2,561 | $ 2,835 |
| Percentage of aggregate indebtedness to net capital | 33.4% | 33.1% |
| Percentage of debt to debt – equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per the accompanying statements of financial condition) | 23.1% | 23.2% |

## DEVON SECURITIES, INC.

## SUPPLEMENTAY INFORMATION, CONT'D

## YEAR ENDED DECEMBER 31, 2007

**RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)**

| | | |
|---|---|---|
| Net capital as reported by the Company on Form X-17A-5, Part IIA | $ | 9,672 |
| Reconciling item: | | |
| Less: Net effect of audit adjustments | | (2,014) |
| Net capital as reported in supplementary schedule submitted with audited financial statements | $ | 7,658 |

**EXEMPTION FROM RULE 15c3-3**

An exemption from Rule 15c3-3 is claimed based upon rule Section (k)(2)(ii) - introducing broker.

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

ROBINSON & GORDON

**R & G**

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of the American Institute of Certified Public Accountants

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Devon Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Devon Securities, Inc. (the Company) for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

Our consideration of the internal control would not necessarily disclose all deficiencies in the internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that (a) a material misstatement of the financial statements, or (b) material noncompliance with requirements of Rule 17a-5(9), will not be prevented or detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 26, 2008

END